UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

U.S. Concrete, Inc.

(Name of Issuer)

 Common Stock, $0.001 par value per share

(Title of Class of Securities)

90333L102

(CUSIP Number)

Whippoorwill Associates, Inc.

11 Martine Avenue

White Plains, New York 10606

Telephone: (914) 683-1002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333L102
1.	Names of Reporting Persons Whippoorwill Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,776,341
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,776,341
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,776,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.74%*
14.	Type of Reporting Person (See Instructions) IA; CO

* Based on 13,372,114 shares of common stock outstanding as of November 8, 2012 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 90333L102
1.	Names of Reporting Persons Shelley F. Greenhaus
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,776,341
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,776,341
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,776,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.74%*
14.	Type of Reporting Person (See Instructions) IN; HC

* Based on 13,372,114 shares of common stock outstanding as of November 8, 2012 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 90333L102
1.	Names of Reporting Persons Steven K. Gendal
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,776,341
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,776,341
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,776,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.74%*
14.	Type of Reporting Person (See Instructions) IN; HC

* Based on 13,372,114 shares of common stock outstanding as of November 8, 2012 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2012.

The following constitutes Amendment No. 3 to the statement on Schedule 13D previously filed by the undersigned on January 3, 2012, as amended by Amendment No. 1 thereto filed on February 27, 2012 and by Amendment No. 2 thereto filed on February 28, 2012 (the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or supplemented by information contained in this Amendment No. 3. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Common Shares and Convertible Notes covered by this statement were purchased for investment by the Accounts (as defined below).

(a) On December 20, 2012, Whippoorwill entered into an Exchange and Consent Agreement with the Issuer (“Exchange Agreement”) pursuant to which Whippoorwill has agreed, subject to the terms of the Exchange Agreement, to tender all its Convertible Notes in an exchange offer (the “Exchange Offer”) proposed to be made by the Issuer as contemplated in the Term Sheet attached as Exhibit A to the Exchange Agreement (the “Term Sheet”). Pursuant to the Exchange Agreement, Whippoorwill has also agreed to consent to certain amendments to the Indenture relating to the Convertible Notes that are expected to be proposed by the Issuer in connection with the Exchange Offer as described in the Term Sheet. If the Exchange Offer is successfully consummated, Whippoorwill expects to receive new non-convertible debt securities of the Issuer (the “9.5% Senior Secured Notes”) as described in the Term Sheet in exchange for its Convertible Notes in the Exchange Offer. The information provided and incorporated by reference in Item 6 is hereby incorporated by reference in this Item 4.

Except as described herein, none of the Reporting Persons or, to the best of their knowledge, any of the Whippoorwill Covered Persons, have a present plan or proposal that relates to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may from time to time acquire beneficial ownership of additional equity or non-equity securities of the Issuer and may from time to time cease to have beneficial ownership of Common Shares or of other equity or non-equity securities of the Issuer, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.  Without limiting the foregoing, the Reporting Persons’ intention generally is to explore means to realize favorable returns upon their investment in the Common Shares and accordingly, on an on-going basis, the Reporting Persons may seek, evaluate or respond to offers to sell or otherwise dispose of the Common Shares beneficially owned by them, either through open market or privately negotiated transactions.  The Reporting Persons reserve the right to take any action with respect to the Issuer or any of its equity securities or non-equity securities in any manner permitted by law.

The information previously provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Based upon the Issuer’s Quarterly Report on Form 10-Q, filed on November 9, 2012, there were 13,372,114 Common Shares outstanding as of November 8, 2012.

As of December 20, 2012, Whippoorwill may be deemed to be the beneficial owner of an aggregate of 4,776,341 Common Shares, representing 30.74% of the Common Shares. Of such beneficially owned Common Shares, 2,612,817 were held as Common Shares and 2,163,524 are issuable upon conversion of U.S. Concrete’s 9.5% Convertible Secured Notes (“Convertible Notes”). The calculation of the number of Common Shares issuable upon conversion of the Convertible Notes is based on the conversion price of $10.50 per share and $22,717,000 aggregate principal amount of Convertible Notes that may be deemed beneficially owned by Whippoorwill.

The Common Shares and Convertible Notes disclosed herein as beneficially owned by Whippoorwill are held for the account of various funds and third party accounts (the “Accounts”) for which Whippoorwill has discretionary authority and acts as general partner or investment manager.

Each of Mr. Greenhaus, as President and Principal of Whippoorwill, and Mr. Gendal, as Principal of Whippoorwill, may be deemed to beneficially own all the Common Shares and Convertible Notes beneficially owned by Whippoorwill.

(b) See Items 7 through 10 of the cover page for each Reporting Person.

(c) Not applicable.

(d) The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported as beneficially owned by Whippoorwill. The following Accounts beneficially own more than 5% of the Common Shares: (1) WellPoint, Inc., an Indiana corporation, (2) Whippoorwill Distressed Opportunity Fund, L.P., a Delaware limited partnership; and (3) Whippoorwill Offshore Distressed Opportunity Fund, Ltd., a Cayman Islands exempted company limited by shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Exchange and Consent Agreement

On December 20, 2012, Whippoorwill entered into the Exchange Agreement with the Issuer whereby Whippoorwill agreed to tender its Convertible Notes to the Issuer in exchange for 9.5% Senior Secured Notes, subject to substantially the same terms and conditions set forth in the Term Sheet and further set forth in the Exchange Agreement attached as Exhibit B hereto. Pursuant to the Exchange Agreement, Whippoorwill is obligated to tender all its Convertible Notes in the Exchange and may not transfer the Convertible Notes it currently holds outside of the Exchange Offer except as provided in the terms and conditions of the Exchange Agreement.

The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, which is attached as Exhibit B hereto and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement (previously filed).

Exhibit B – Exchange and Consent Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated December 20, 2012).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2012

WHIPPOORWILL ASSOCIATES, INC. By: /s/ Shelley F. Greenhaus Name: Shelley F. Greenhaus Title: President	Shelley F. Greenhaus /s/ Shelley F. Greenhaus	Steven K. Gendal /s/ Steven K. Gendal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)